Euro Solar Parks
81 Elmwood Avenue
Ho-Ho-Kus, N.J. 07423
917-868-6825

January 19, 2010
United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Ms Miller
100 F Street, N.E.
Washington, DC 20549

Re: Euro Solar Parks, Inc.
Registration statement on Form S-1A
File No: 333-163600

Enclosed is our response to your comments of January 4th 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact me directly at 917-868-6825 or fax any response to 775-201-8331.

Sincerely;

/s/ Dimitrios Argyros
Dimitrios Argyros
President

General

1.
We note that, of the 671,800 shares you are proposing to register for resale by the selling shareholders, 300,000 of the shares are held by your affiliate Agromerkur AG, which appears to be your largest stockholder. We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling shareholders, we are concerned that this transaction, at least as it concerns Agromerkur AG, might be an indirect primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please tell us why you believe you can rely on Rule 415(a)(l)(i) for this transaction. In your analysis, you may wish to address the following factors:

Answer: Agromerkur AG has withdrawn its request to register any shares at this time

Outside Front Cover Page

2.	Please include the name and address of the Agent for Service on the outside front cover page of the amended registration statement.

Answer: revised

Laughlin Associates, Inc.
2533 N. Carson Street
Carson City, NV  89706, USA
Phone: +1 (775) 883-8484
Fax: +1 (775) 883-4874
Web: www.laughlinusa.com

Fee Table

3.
Please tell us what you mean by the use of the term "direct offering" in footnote (2) to the fee table. We note that this appears to be a secondary offering of outstanding securities by existing security holders.

Answer: Revised

Prospectus Cover Page

4.
The information on the prospectus cover page should generally be limited to the relevant information required by Item 501 of Regulation S-K. The table does not appear to be relevant because this is not an underwritten offering. Accordingly, please remove the table from the prospectus cover page.

Answer: Revised

5.	Please make prominent by bolding or other means the "Subject to Completion” legend required by Item 501(b)(10) of Regulation S-K.

Answer: Revised

Description of Business, page 6

6.
Please tell us your basis for the following statement: "This strategy guarantees a strong cost and performance controlling along the entire value chain and thus a maximum benefit contribution to our clients and investors."

Answer: Revised

Euro Solar Parks will develop, build and operate commercial solar power plants with a focus on the European solar energy market. Our vision is to supply European emerging markets with healthy and affordable electrical energy resources.

Euro Solar Parks will act as a holistic general contractor, which means that the company will manage and control the entire process from development to construction up to operation and maintenance of solar power plants. Operations means, that the company will sell the electricity, produced by the wholly-owned solar power plant, to the local and/or national power networks of its target markets.

Offering, page 7

7.
Please describe the private placement transaction in greater detail, including the date(s) of the transaction(s) the purchasers, the specific exemption from registration claimed and facts relied upon to make the exemption available.

Answer:

The Company sold through a Regulation D Rule 506 offering a total of 4,145,800 shares of common stock to 44 investors, at a @ weighted average price of USD 0.025.

The following sets forth the identity of the class of persons to whom we sold these shares and the amount of shares for each shareholder:

#	Shareholder	Payment Contribution			Offering Period
		# of Stocks	Price / Share	Total USD	From
1.	Agromerkur AG	2,900,000	0.003	8,700	01-Jan-09
2.	Checkmate Holdings Inc.	8,000	0.010	80	01-Mar-09
3.	La Rumba S.A.	8,000	0.010	80	01-Mar-09
4.	Feng Shui International Co., Ltd.	10,000	0.010	100	01-Mar-09
5.	Apus Holdings Inc.	10,000	0.010	100	01-Mar-09
6.	Green Coast Partners Ltd.	12,000	0.010	120	01-Mar-09
7.	Centrino Management Co., Ltd.	15,000	0.010	150	01-Mar-09
8.	Celestial Global Holding Inc.	20,000	0.010	200	01-Mar-09
9.	United Equity Capital AG	142,100	0.050	7,105	22-Apr-09
10.	Nali Finance Corp.	149,000	0.070	10,430	27-Apr-09
11.	Una Finance Ltd.	156,400	0.070	10,948	27-Apr-09
12.	Valentino Marketing Ltd.	164,000	0.070	11,480	27-Apr-09
13.	Horst Invest Corp.	172,000	0.070	12,040	27-Apr-09
14.	Frostilos Business Corp.	180,500	0.100	18,050	06-May-09
15.	Partner Capital Investment Ltd.	190,000	0.100	19,000	06-May-09
16.	Dimitrios Argyros	6,000	1.000	1,005	14-May-09
17.	Izrael Cohen	100	1.000	100	14-May-09
18.	Stamatios Catechis	100	1.000	100	14-May-09
19.	Olga Humblias	100	1.000	100	14-May-09
20.	Sven Kriegbaum	100	1.000	100	14-May-09
21.	April A. Humblias	100	1.000	100	14-May-09
22.	Mia L. Catechis	100	1.000	100	14-May-09
23.	Jan Kriegbaum	100	1.000	100	14-May-09
24.	Phillip Forman	100	1.000	100	14-May-09
25.	Mark Kaspiev	100	1.000	100	14-May-09
26.	Themistoclis Catechis	100	1.000	100	14-May-09
27.	Leaddog Capital Partners, Inc.	100	1.000	100	14-May-09
28.	Leaddog Capital Markets, LLC	100	1.000	100	14-May-09
29.	Antonio Suffren	100	1.000	100	14-May-09
30.	Julia Schroeder	100	1.000	100	14-May-09
31.	Marek Schroeder	100	1.000	100	14-May-09
32.	Marisa Schroeder	100	1.000	100	14-May-09
33.	Bennet Schroeder	100	1.000	100	14-May-09
34.	Neil Mohinani	100	1.000	100	14-May-09
35.	Vasilios Vordonis	100	1.000	100	14-May-09
36.	Leano Docal	100	1.000	100	14-May-09
37.	Loris Docal	100	1.000	100	14-May-09
38.	Marcos Docal	100	1.000	100	14-May-09
39.	Birthe Docal	100	1.000	100	14-May-09
40.	Thorsten Foerster	100	1.000	100	14-May-09
41.	Kelly T. Hickel	100	1.000	100	14-May-09
42.	Rodney P. Leibowitz	100	1.000	100	14-May-09
43.	Dirk Schewe	100	1.000	100	14-May-09
44.	Mathias Drews	100	1.000	100	14-May-09
-	Total	4,145,800	-	102,388	-

Risk Factors, page 8

General

8.
Your risk factor disclosure should comport with plain English principles. Please revise your risk factors so that they clearly explain the applicable risks and include headings for each risk factor, in the form of full sentences that adequately summarize the risks.

Answer: Revised

9.	Please move the "going concern" risk factor on page 13 to the beginning of the risk factor disclosure.

Answer: Revised

“We may continue to lose money….” page 8

10.	Please revise your disclosure to indicate when you reasonably expect your first “entire solar power plant” to become operational.

Answer: Revised

''We do not have any signed agreements or contracts at this time," page 9

11.	Please revise your disclosure to provide the date as of which you are making the disclosure.

Answer: Revised

"Exposure to infringement or misappropriation claims by third parties,” page 9

12.
Please expand this risk factor to explain the basis for this risk, as your business disclosure suggests that intellectual property rights are not a significant aspect of your business. Please explain whose intellectual property you suspect you could infringe.

Answer: This risk factor has been deleted

In fact, we don’t see any risk of infringing any intellectual property, since the development and operation of a solar power plant does not include the handling of any intellectual properties. The only field, where intellectual properties are relevant, is the field of photovoltaic (PV) technology. But since the company does not develop its own PV technology but only purchases PV modules from PV module suppliers, we don’t see any potential risks regarding the topic of intellectual property.

"Significant delays," page 12

13.	Please revise this risk factor to include your anticipated timetable of the achievement of the major milestones in the development of your business to operational status.

Answer: Revised

Completing the construction and installation of the first solar power plant is subject to significant risks, including risks of delays, which might be caused by problems with the development of land resources, engineering problems, equipment problems, cost overruns and other start-up and operating difficulties. Significant delays might occur during the phases of the acquisition and/or development of land resources, especially when land resources need to be transformed into and licensed for commercial / electricity production purpose. Further delays might occur during the construction period as well as at the stage of connecting the completed solar power plant with the power grid.

The business plan foresees the following agenda: First project will be a 6MWp solar power plant on a 100,000 m2 land resource. Based on several comparable projects, we expect a total development time frame from 6 to 9 months until the first power plant starts feeding the grid. This timeframe includes planning, construction and connection to the power grid

If the company experiences any of these or similar difficulties, Euro Solar Parks may be unable to complete its first solar power plant and to deliver electricity either in a timely manner or at all. Without the first solar power plant, Euro Solar Parks would likely have no production capacity and investors could lose their entire investment.

Description of Our Business, page 18

14.
Since the company has not commenced operations and does not plan to start operational work until 2010, please revise the statements throughout the prospectus that the company "develops, builds, and operates...” to clarify that you intend to do these things. The revised disclosure should reflect the company's planned or proposed business plans.

Answer: Revised

General Information About Our Company, page 18

15.
It is unclear whether you are making a distinction between the registrant and ''the Nevada based legal entity Euro Solar Parks, Inc." Please clarify the disclosure in the second paragraph and disclose who will run the legal entity Euro Solar Parks' operations. Similar clarification is also required in the MD&A discussion on page 50.

Answer:

The Company will act as a holding company which will own 100% of the equity of local operating companies as subsidiaries they either acquire or develop   The day-to-day operations of these subsidiaries will be managed in those countries where the group intends to have its solar power plants.

Euro Solar Parks, Inc. will control the local operating companies (country subsidiaries). This means the company will take care of the financial controlling and reporting of the entire group, will monitor the day-to-day operations of the local subsidiaries and will be responsible for investor and public relations and fund raising.

At the current development stage, Euro Solar Parks, Inc. will coordinate the evaluation and assessment procedures for the development of such solar power plants. This includes the research for and assessment of appropriate building land resources; the monitoring of the necessary governmental licensing procedures; the evaluation of appropriate engineers, hardware (PV systems) and software.

16.
Please discuss in greater detail what "operational work" you will start at the beginning of 20l0. If known, state when the development of your first solar power plant will begin. If not known at this time so state and discuss what steps you must complete before development of your solar power plants can commence. Include time frames, anticipated cost to develop each plant and how these costs will be funded. We note the discussion under your MD&A, Question (a) on page 50.

Answer:

At the current development stage, Euro Solar Parks, Inc. will coordinate the evaluation and assessment procedures for the development of such solar power plants. This includes the research for and assessment of appropriate building land resources; the monitoring of the necessary governmental licensing procedures; the evaluation of appropriate engineers, hardware (PV systems) and software.

The company plans to commence with the operational work at the beginning of 2010, which will include, first of all, the formation of the first local subsidiary, the set-up of local office infrastructure and engagement of operational staff.  Furthermore, the company will drive the development of its first solar power plant project through initializing the acquisition process of necessary land resources and immediate start of the detailed planning work for a first solar power plant with an approximate power output up to 6 megawatt peak (MWp).  Parallel to the ongoing development work, the company will enter into negotiations with banks, institutional investors and government investment funds to ensure a proper project financing, which is fundamental precondition to start with the plant construction work.

Based on our research on several comparable projects, we expect a total development time frame of 9 to 12 months maximum until the first power plant will be ready to start feeding the grid. For the period of the next 12 months, we estimate costs from $100,000 to $150,000 to finance the start of our operational work.

As of today, we are not able, yet, to determine in detail the amount of cash and capital requirements to finance the acquisition of land resources and the construction of our first solar power plant, since acquisition and construction cost depend on the current demand and supply situation in a specific target market. The development of appropriate financing concepts will be part of the early operational work.

Industry Background, page 18

17.
Please discuss how the solar power plants the company plans to develop will rank in size and output compared to the plants listed in the table on page 19 and explain why this comparison is relevant to investors.

Answer: deleted, it is not relevant to investors at this time

18.	Please explain what you mean by your use of the phrase "highly interesting business opportunities" on page 20.

Answer: Revised

As of 2010, the Eastern European countries do not show a significant solar power plant industry, yet, since most of the European financial support programs for renewable energy were focused on European Western countries, such as Germany, Spain and Portugal, in the past.

As a consequence of the ongoing extension and development of the European Union, this trend has changed during the last twenty-four months. Eastern European countries can now benefit from direct and indirect support from the European Union in form of significant subsidies for projects in the field of renewable energy, which opens attractive chances to successfully participate in the local market for energy supply.

Distribution Methods, page 20

19.	Please define the terms "B2B."

Answer: Revised to “business to business”

Competition, page 20

20.
Your competition disclosure is overly generalized. Please describe the competitive business conditions and your competitive position in the industry and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-K.

Answer: Revised

COMPETITION

Efforts of electric utility companies lobbying to protect their revenue streams

Euro Solar Parks is and will be a new player in the market for energy supply in general and renewable energy products in particular. The company’s competitive business conditions will depend on the various geographical target markets and the specific development stage of their local solar energy industry.

Euro Solar Parks expects significant competition from traditional electric utility companies as well as from other newly established alternative energy suppliers, both aiming to enter the market for renewable energy products. Most of these competitors are more established, have more market experience, benefit from greater market recognition and have substantially greater financial, development, producing and marketing resources than Euro Solar Parks. Strong and well-established competitors could lobby for a change in the relevant legislation in their markets to protect their current revenue streams. Any adverse changes to the regulations and policies of the solar energy industry could harm the company’s business model and render the planned business strategy obsolete.

In addition, electricity generated by PV-power plant systems mostly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as flat rate pricing, would require PV systems to achieve lower prices in order to compete with the price of electricity. Therefore Euro Solar Parks not only competes against well-established energy utility companies but also with the technology as well as pricing and cost structure of other solar energy suppliers.

In order to successfully compete, the company will focus on a precisely defined business strategy that concentrates on the following strategic key factors:

- Lean company structure to avoid excessive administration and management cost;
- Strong investment discipline in the areas of acquisition of land resources and purchase of PV systems;
- Selective cooperation with locally leading legal advisors and engineering firms;
- Implementation of PV systems that provide “state-of-the-art” technology at favorable prices;
- Continuing cost and performance controlling to ensure profitable operations.

In comparison to traditional energy utility companies within the targeted geographical markets, we believe that we will have a unique combination of competitive strengths including fast decision process, flexible company structure and access to cost efficient PV technology.

Nevertheless, the market for renewable energy is at a relatively early stage of development and the extent to which the market for solar energy will be widely adopted is uncertain. If our company or our products are not accepted by the market, our business plans, prospects, results of operations and financial condition will suffer. Moreover, demand for solar energy in our targeted emerging markets, such as Ukraine, Hungary, Romania, Bulgaria, Turkey and Greek as well as miscellaneous South-American countries, may not develop or may develop to a lesser extent than we anticipates. Our ability to sell our energy products at a reasonable price per watt may be affected by a number of factors, many of which are beyond our control, including but not limited to:

•           Our failure to produce solar energy-based electricity that competes favorably against other energy products on the basis of cost, quality and performance;
•           Competition from conventional energy sources and alternative distributed generation technologies, such as wind and water energy;
•           Our failure to develop and maintain successful relationships with governmental bodies, local decision makers, systems integrators and other engineers, as well as strategic partners.

If our proposed energy products fail to gain sufficient market acceptance, our business plans, prospects, results of operations and financial condition will suffer.

Dependence on one or a few major customers, page 21

21.
Please address whether national utilities and similar government or quasigovernment bodies would have the ability to unilaterally renegotiate any agreements with you or otherwise change or modify the terms of your business relationship.

Answer: Revised

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

We currently do not have any customers or signed any sales contracts with our potential customers.

As a nature of the energy sector, energy suppliers for mass consumption need to deal with a small amount of large-scale distributors who buy electricity from these suppliers. Since Euro Solar Parks will not develop and/or build insular plants, which are only used for supplying buildings and smaller private communities and that are not connected to the nation-wide network, target clients of Euro Solar Parks are national utility corporations, owned either by a government body or private shareholders. Therefore, the amount of different potential customers is heavily limited.

European large-scale distributors who buy electricity from independent suppliers of renewable energy, such as solar energy, usually have to enter into long-term agreements that guarantee fixed feed-in tariffs for a minimum period of 20 years. Such feed-in tariffs are based on the obligation of the European countries to purchase renewable energy at a price level that allows competing against traditional electricity suppliers. Terms and conditions of feed-in agreements are based on and regulated through the individual Renewable Energy Act of each European Union member country, but are also part of individual negotiations with potential end-customers. Individual feed-in agreements may include special clauses that allow customers to adjust feed-in tariffs to national degression rates and/or inflation rates.

The change of feed-in tariffs or loss of one of these larger customers or their default in payment could significantly reduce the company’s revenues and harm the operating results. The company’s customer relationships still have to be developed over the next months and years. Therefore, Euro Solar Parks cannot guarantee that the company will continue to receive significant revenues from these customers over the long term.

Patents and Trademarks, page 21

22.
Please discuss the significance of intellectual property rights to your business and the market in which you intend to compete generally. In this regard, we note your risk factor disclosure about infringement risks.

Answer: Revised

PATENTS AND TRADEMARKS

The Company currently has no registered patents or trademarks.

It is not planned that the company will acquire any registered patents or trademarks in the near future, since the planned business activity of Euro Solar Parks, Inc. does not depend directly on any kind of patents, copyrights or trademarks.

Patents and trademarks are usually held by manufacturing companies of photovoltaic (PV) cells and modules, and/or held by suppliers of entire PV systems. The purchase and implementation of a certain PV system technology usually includes the right to use the technology behind the implemented PV system.

Sources of and Availability of Services and Materials, page 21

23.
Please identify the key materials and product suppliers you refer to in the first paragraph and how they are currently being used in your business at this stage of development or revise the disclosure.

Answer: Revised

Dependence on important third-party suppliers

Euro Solar Parks will depend on a limited number of third-party suppliers that will be responsible for engineering services and the supply of photovoltaic systems (aka PV systems).

A critical topic is the evaluation, selection and acquisition of the necessary photovoltaic system (PV system). PV systems have to meet geographical and meteorological preconditions of a specific geographical target market. The selection of a PV system supplier that meets exactly the requirements of such specific geographical target market is essential for the ability of a solar power plant to produce efficient and profitable.

From this point of view, Euro Solar Parks, Inc. mainly depends on the knowledge and expertise of potential suppliers of PV systems. Any disruption from such service and material suppliers could prevent the company from building solar power plants and producing and selling cost-effective electricity.

Euro Solar Parks will use knowledge, materials and components procured from a limited number of external experts and third-party suppliers. We currently work together with a small amount of experts in the field of development and construction of solar power plants. The company does not currently have in place any supply contracts. If the company fails to maintain its relationships with these experts and suppliers, or fail to secure additional supply sources from other service and product suppliers, the company may be unable to develop solar power plants and to produce electricity from solar energy or the electricity delivered may be available only at a higher cost or after a long delay. Any of these factors could prevent Euro Solar Parks from delivering its products to customers within required timeframes, resulting in potential order cancellations and lost revenue.

Government and Industry Regulation, page 22

24.	Please define or clarify your references to "PV-systems" and how they are used to convert sunlight into electricity.

Answer: Revised

Dependence of government subsidies and economic incentives, page 22

25.
The countries you use as examples in this disclosure do not appear to be countries in which you are seeking to pursue business. Please revise your disclosure to address the subsidies and incentives available in the countries where you plan to do business.

Answer:

Dependence on government subsidies and economic incentives

The reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity could result in the diminished competitiveness of solar energy relative to conventional and non-solar renewable sources of energy, which would negatively affect the growth of the solar energy industry overall and the company’s net sales specifically.

Euro Solar Parks believes that the near-term growth of the market for on-grid applications, where solar energy is used to supplement the electricity a consumer purchases from the utility network, depends significantly on the availability and size of government and economic incentives. Currently the cost of solar electricity substantially exceeds the retail price of electricity in every significant market in the world. As a result, federal, state and local governmental bodies in many countries have provided subsidies in the form of tariffs, rebates, tax write-offs and other incentives to end-users, distributors, systems integrators and manufacturers of solar power plant systems and PV products.

Political changes in the company’s geographical target markets could result in significant reductions or the elimination of incentives. Many of these government incentives could expire, phase-out over time, exhaust the allocated funding or require renewal by the applicable authority. A reduction, elimination or expiration of government subsidies and economic incentives for solar electricity could result in the diminished competitiveness of solar energy, which would in turn hurt the company’s sales and financial condition.

Research and Development Activities, page 22

26.	Please revise your disclosure to clarify that you do not have any operating power plants. In addition, please discuss what you mean by your "applied technology."

Answer: Revised

Technological changes

Technological changes in the solar power industry could render the planned solar power plants obsolete, which could prevent Euro Solar Parks from achieving sales and market share in the future.  At this time the company does not have any operating power plants nor does it own any specialized technology of its own.

If the company will not be able to implement new approaches of producing electricity from solar energy that can compete with such technological changes, the company will risk that its solar electricity could become uncompetitive or obsolete, which could prevent Euro Solar Parks from increasing sales and becoming profitable. The solar power industry is rapidly evolving and highly competitive. The company’s development efforts may be rendered obsolete by the technological advances of other solar power plant operators, and other technologies may prove more advantageous for the commercialization of solar power products. If this occurs, the company’s sales and profits could be diminished.

Employees and Employment Agreements, page 23

27.	Please disclose the total number of your employees and the number of your fulltime employees, per Item 101(h)(4)(xii) of Regulation S-K.

Answer: Revised

At this time the company has no full or part-time employees

Selling Shareholders, page 23

28.
Since the registrant currently has only one director, column 2 in the table is confusing and should be deleted. Please disclose all material relationships between the selling shareholders and the company or its affiliates within the past three years, as required by Item 507 of Regulation S-K. You may provide this information in footnotes to the selling shareholder table. In addition, please describe how the selling shareholders acquired their shares.

Answer:  revised

29.	Please identify the natural person(s) who exercise sale or shared voting and/or investment power over the shares listed in the table for Agomerkur AG.

Answer: Revised

The following table sets forth, as of the date of this Prospectus, the total number of shares owned beneficially by our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The officers and directors currently own 6,000 common shares. The table also reflects what the percentage of ownership will be assuming completion of the sale of all shares in this offering, which we cannot guarantee. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

Beneficial Owner Officer/Directors1)	Percent of Voting Shares Owned2)	Number of Common Issued Shares

Total Shares Outstanding		4,145,800
Total Shares Authorized		100,000,000
Total Shares owned by Officers and Directors		6,000
Agromerkur AG (Hans Wadsack)	69.9%	2,900,000

The address of each executive officer and director is c/o the Company:

Euro Solar Parks, Inc. Financial Statements for the Fiscal Quarter Ended
September 30, 2009

Statements of Cash Flows, page 45

30.
We note that you have revised your presentation in the cumulative period to reflect the issuance of common stock during fiscal year 2008 as cash financing activity with an offset to stock subscription receivable within operating activities. We further note that you have reflected the issuance of common stock in fiscal year 2009 for which you did not receive a cash payment during this period as a cash activity within operating and financing. Based on the guidance in ASC 23-10-50-3 to 50-5 (paragraph 32 of SFAS 95), it is unclear how you determine it is appropriate to reflect the issuance of common stock that was not accompanied by a cash payment in the same period as a cash activity in the nine-months ended September 30, 2009 and cumulative periods. Further, we note that you have reflected the cash receipt from the common stock issued during fiscal year 2008 as an operating activity in the Dine-months ended September 30, 2009. Based on the guidance in ASC 230-10-45-14 (paragraph 19 of SFAS 95), it is unclear how you determine this classification is appropriate. Please advise.

Answer: Revised, see financials in Form S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Liquidity, page 54

31.
Please revise your disclosure to include a discussion that quantifies the anticipated cash outlays for the next 12 months to begin and maintain operations. This disclosure will allow investor to have a better understanding of your future cash needs to begin operations, which you note are anticipated to begin in early 2010.

Answer: revised

LIQUIDITY

We have current assets at September 30, 2009 of $62,787, including cash of $56,519. We will be reliant upon shareholder loans, private placements or public offerings of equity to fund any kind of operations. We have secured no sources of loans. We had no cash flow or revenues during the year ended December 31, 2008.

For the period of the next 12 months, we estimate cash needs between $100,000 and $150,000 to finance the start of our operational work, including the formation of our first local subsidiary, the set-up of local office infrastructure and operational staff as well as for some initial pre-development work. Further cash will be needed for the acquisition of land resources and the financing of licensing procedures and fund raising activities.

As of today, we are not able, yet, to determine in detail the amount of cash and capital requirements to finance the acquisition of land resources and the construction of our first solar power plant, since acquisition and construction cost depend on the current demand and supply situation in a specific target market. The development of appropriate financing concepts will be part of the early operational work.

Security Ownership of Certain Beneficial Owners and Management, page 61

32.	Please provide all of the information required by Item 403(a) of Regulation S-K for Agromerkur AG.

33.	Please add the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K to the outside back cover page of the prospectus.

Answer: added

Part II

Item 15. Recent Sales of Unregistered Securities, page 62

34.	Please provide all of the information required by Item 701 of Regulation S-K.

Answer: provided

Item 16. Exhibit 23, page 63

35.	In the next amendment, please request an updated consent from your independent registered public accounting firm that includes their city and state.

Answer: updated

Item 17. Undertakings, page 63

36.	The exact language in the undertakings applicable to Rule 415 offerings that is required by Item 512(a) of Regulation S-K should be provided in the amended registration statement.

Answer: Revised

37.	Since the prospectus covers a secondary offering, the (a)(4) undertaking on page 63 is inapplicable to this offering and should be deleted.

Answer: Revised

38.	It appears that you have inadvertently repeated the undertaking required by Item 512(a)(5)(ii) and (h). Please revise in the amended registration statement.

Answer: Revised

Signatures, page 65

39.
The registration statement should also be signed by the company's controller or principal accounting officer, whose title should be shown on the signature page. In addition, please include the date for each signature.

Answer:  Revised